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Exhibit 99.3

W. P. CAREY

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2018

(in thousands)

	Historical
	W. P. Carey	CPA:17 – Global	Pro Forma Adjustments	(Notes)	W. P. Carey Pro Forma Consolidated
Assets
Investments in real estate:
Land, buildings and improvements – operating leases	$5,609,619	$2,760,620	$164,810	A4	$8,535,049
Land, buildings and improvements – operating properties	42,287	348,710	45,903	A4	436,900
Net investments in direct financing leases	705,588	501,539	134,976	A4	1,342,103
In-place lease and other intangible assets	1,228,241	636,127	250,366	A4	2,114,734
Above-market rent intangible assets	631,977	96,656	202,838	A4	931,471

Investments in real estate	8,217,712	4,343,652	798,893		13,360,257
Accumulated depreciation and amortization	(1,445,397)	(672,274)	672,274	A4	(1,445,397)
Assets held for sale, net	—	3,189	—	A5	3,189

Net investments in real estate	6,772,315	3,674,567	1,471,167		11,918,049
Equity investments in the Managed Programs and real estate	363,622	397,896	(133,844)	A1	350,694
			(123,432)	A2
			(229,291)	A3
			75,743	A4
Cash and cash equivalents	122,430	90,994	—	A5	211,755
			(1,669)	A
Due from affiliates	78,100	—	(9,510)	A8	68,590
Other assets, net	288,173	306,463	(98,015)	A6	486,249
			(1,995)	A10
			(8,377)	K
Goodwill	642,060	304	216,531	A9	858,895

Total assets	$8,266,700	$4,470,224	$1,157,308		$13,894,232

Liabilities and Equity
Debt:
Senior unsecured notes, net	$3,018,475	$—	$—		$3,018,475
Unsecured revolving credit facility	396,917	35,993	—	A5	482,910
			50,000	C
Unsecured term loans, net	—	49,981	19	A4	—
			(50,000)	C
Non-recourse mortgages, net	985,666	1,811,822	74,199	A4	2,871,687

Debt, net	4,401,058	1,897,796	74,218		6,373,072
Accounts payable, accrued expenses and other liabilities	245,288	130,314	(1,551)	A7	376,517
			2,466	J
Below-market rent and other intangible liabilities, net	107,542	58,960	78,445	A4	244,947
Due to affiliates	—	9,510	(9,510)	A8	—
Deferred income taxes	88,871	26,983	52,725	A10, J	168,579
Distributions payable	110,972	57,349	(2,621)	A8	165,700

Total liabilities	4,953,731	2,180,912	194,172		7,328,815

Redeemable noncontrolling interest	965	—	—		965

Preferred stock	—	—	—		—
Common stock	107	353	54	A	161
			(353)	B
Additional paid-in capital	4,443,374	3,207,178	3,528,401	A	7,869,192
			(102,583)	A3
			(3,207,178)	B
Distributions in excess of accumulated earnings	(1,132,182)	(921,427)	24,859	A1	(1,099,048)
			26,162	A2
			(9,510)	A8
			921,427	B
			(8,377)	K
Deferred compensation obligation	36,007	—	—		36,007
Accumulated other comprehensive loss	(247,402)	(102,802)	102,802	B	(247,402)

Total stockholders' equity	3,099,904	2,183,302	1,275,704		6,558,910
Noncontrolling interests	212,100	106,010	(211,506)	A3	5,542
			(99,526)	A3
			(1,536)	A3

Total equity	3,312,004	2,289,312	963,136		6,564,452

Total liabilities and equity	$8,266,700	$4,470,224	$1,157,308		$13,894,232

W. P. CAREY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended June 30, 2018

(in thousands, except share and per share amounts)

	Historical
	W. P. Carey	CPA:17 – Global	Pro Forma Adjustments	(Notes)	W. P. Carey Pro Forma Consolidated
Revenues
Owned Real Estate:
Lease revenues:
Rental income	$291,789	$148,870	$(5,370)	D	$441,878
			6,589	J
Interest income from direct financing leases	34,058	29,308	(4,432)	E	58,934

Total lease revenues	325,847	178,178	(3,213)		500,812
Lease termination income and other	1,622	10,247	—		11,869
Operating property revenues	12,083	23,999	—		36,082
Reimbursable tenant costs	11,952	10,684	—		22,636

	351,504	223,108	(3,213)		571,399

Investment Management:
Reimbursed costs from affiliates	10,841	—	(3,641)	I	7,200
Asset management revenue	34,253	—	(14,985)	I	19,268
Structuring revenue	6,165	—	(232)	I	5,933
Dealer manager fees	—	—	—		—
Other advisory revenue	190	—	—		190

	51,449	—	(18,858)		32,591

	402,953	223,108	(22,071)		603,990

Operating Expenses
Depreciation and amortization	130,294	56,231	18,899	F	205,424
Reimbursable tenant and affiliate costs	22,793	10,684	(3,641)	I	29,836
General and administrative	35,025	6,538	(1,530)	I	40,033
Impairment charges and other credit losses	4,790	11,572	—		16,362
Property expenses, excluding reimbursable tenant costs	9,556	36,739	186	F	31,496
			(14,985)	I
Stock-based compensation expense	11,917	—	—		11,917
Subadvisor fees	3,887	—	—		3,887
Dealer manager fees and expenses	—	—	—
Merger and other expenses	2,655	2,357	(5,521)	I	(509)
Operating real estate expenses	9,251	16,529	—		25,780

	230,168	140,650	(6,592)		364,226

Other Income and Expenses
Interest expense	(79,385)	(41,351)	3,643	G	(118,176)
			124	I
			(1,207)	J
Equity in earnings of equity method investments in the Managed Programs and real estate	27,883	15,828	(15,819)	H	13,114
			(1,704)	H
			(13,074)	H
Loss on extinguishment of debt	(1,609)	—	—		(1,609)
Other gains and (losses)	9,432	5,171	—		14,603

	(43,679)	(20,352)	(28,037)		(92,068)

Income before income taxes and gain on sale of real estate	129,106	62,106	(43,516)		147,969
(Provision for) benefit from income taxes	(260)	332	789	J	2,765
			(181)	K
			2,085	K

Income before gain on sale of real estate	128,846	62,438	(40,823)		150,461
Gain on sale of real estate, net of tax	18,644	24	—		18,668

Net Income	147,490	62,462	(40,823)		169,129
Net (income) loss attributable to noncontrolling interests	(6,535)	(16,170)	23,959	L	1,254

Net Income Attributable to W. P. Carey	$140,955	$46,292	$(16,864)		$170,383

Basic Earnings Per Share	$1.30	0.13			$1.05
Diluted Earnings Per Share	$1.30	0.13			$1.05
Weighted Average Shares Outstanding
Basic	108,058,671	352,966,643		M	161,919,998

Diluted	108,243,063	352,966,643		M	162,104,390

W. P. CAREY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2017

(in thousands, except share and per share amounts)

	Historical
	W. P. Carey	CPA:17 – Global	Pro Forma Adjustments	(Notes)	W. P. Carey Pro Forma Consolidated
Revenues
Owned Real Estate:
Lease revenues:
Rental income	$564,174	$309,233	$(22,972)	D	$862,441
			12,006	J
Interest income from direct financing leases	66,199	58,399	(8,724)	E	115,874

Total lease revenues	630,373	367,632	(19,690)		978,315
Lease termination income and other	4,749	13,182	—		17,931
Operating property revenues	30,562	40,309	—		70,871
Reimbursable tenant costs	21,524	26,531	—		48,055

	687,208	447,654	(19,690)		1,115,172

Investment Management:
Reimbursed costs from affiliates	51,445	—	(9,775)	I	41,670
Asset management revenue	70,125	—	(29,363)	I	40,762
Structuring revenue	34,198	—	(9,103)	I	25,095
Dealer manager fees	4,430	—	—		4,430
Other advisory revenue	896	—	—		896

	161,094	—	(48,241)		112,853

	848,302	447,654	(67,931)		1,228,025

Operating Expenses
Depreciation and amortization	253,334	115,630	36,634	F	405,598
Reimbursable tenant and affiliate costs	72,969	26,531	(9,775)	I	89,725
General and administrative	70,891	15,358	(3,289)	I	82,960
Impairment charges	2,769	8,959	—		11,728
Property expenses, excluding reimbursable tenant costs	17,330	48,678	371	F	37,016
			(29,363)	I
Stock-based compensation expense	18,917	—	—		18,917
Subadvisor fees	13,600	—	—		13,600
Dealer manager fees and expenses	6,544	—	—		6,544
Restructuring and other compensation	9,363	—	—		9,363
Merger and other expenses	605	1,343	(588)	I	1,360
Operating real estate expenses	23,426	17,827	—		41,253

	489,748	234,326	(6,010)		718,064

Other Income and Expenses
Interest expense	(165,775)	(88,270)	7,915	G	(248,092)
			273	I
			(2,235)	J
Equity in earnings of equity method investments in the Managed Programs and real estate	64,750	261	(26,653)	H	5,713
			(3,409)	H
			(29,236)	H
Loss on change in control of interests	—	(13,851)	—		(13,851)
Gain (loss) on extinguishment of debt	45	(1,922)	—		(1,877)
Other gains and (losses)	(3,658)	23,231	(273)	I	19,300

	(104,638)	(80,551)	(53,618)		(238,807)

Income before income taxes and gain on sale of real estate	253,916	132,777	(115,539)		271,154
(Provision for) benefit from income taxes	(2,711)	513	1,010	J	7,054
			1,120	K
			7,122	K

Income before gain on sale of real estate	251,205	133,290	(106,287)		278,208
Gain on sale of real estate, net of tax	33,878	2,879	—		36,757

Net Income	285,083	136,169	(106,287)		314,965
Net income attributable to noncontrolling interests	(7,794)	(38,882)	46,486	L	(190)

Net Income Attributable to W. P. Carey	$277,289	$97,287	$(59,801)		$314,775

Basic Earnings Per Share	$2.56	0.28			$1.94
Diluted Earnings Per Share	$2.56	0.28			$1.94
Weighted Average Shares Outstanding
Basic	107,824,738	348,329,966		M	161,686,065

Diluted	108,035,971	348,329,966		M	161,897,298

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

        The accompanying Unaudited Pro Forma Consolidated Financial Statements have been prepared in accordance with Article 11 of Regulation S-X and do not include all of the information and note disclosures required by generally accepted accounting principles of the United States ("GAAP"). Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management's actions were carried out in previous reporting periods.

        This unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or financial position as if the transactions reflected herein had occurred, or been in effect during the Pro Forma Periods. In addition, this pro forma consolidated financial information should not be viewed as indicative of the Company's expected financial results for future periods.

        Historical amounts are derived from the unaudited consolidated financial statements of W. P. Carey and CPA:17 – Global as of and for the six months ended June 30, 2018 and the audited consolidated statements of income of W. P. Carey and CPA:17 – Global for the year ended December 31, 2017. The historical financial statements of W. P. Carey are incorporated by reference to this filing and the historical financial statements of CPA:17 – Global begin on page F-13.

A.
Purchase Price Allocation

The allocation of the total consideration shown below is based on preliminary estimates and is subject to change based on the final determination of the fair value of CPA:17 – Global's assets acquired and liabilities assumed and W. P. Carey's share price on the settlement date. The Merger Consideration of approximately $3.53 billion in the aggregate, consisting of W. P. Carey's common stock and cash exchanged for fractional shares, excludes the pre-existing equity ownership of W. P. Carey in CPA:17 – Global of approximately 4.57% as of August 22, 2018. The fair value of the W. P. Carey shares of common stock issued was based on the closing price of its common stock on August 22, 2018 of $65.51. Accordingly, upon completion of the Merger, each share of CPA:17 – Global common stock will be cancelled and converted into 0.160 shares of W. P. Carey common stock, other than fractional shares, and as a result, W. P. Carey will issue approximately 53,861,327 shares of its common stock to stockholders of CPA:17 – Global in exchange for the shares of CPA:17 – Global it did not own and pay approximately $1.7 million in cash for fractional shares.

Total Consideration
Fair value of W. P. Carey shares of common stock issued	$3,528,457
Cash paid for fractional shares	1,669

Merger Consideration	3,530,126
Fair value of W. P. Carey's equity interest in CPA:17 – Global prior to the merger(1)	158,703
Fair value of W. P. Carey's equity interest in jointly owned investments with CPA:17 – Global prior to the merger(2)	149,594
Fair value of noncontrolling interest acquired(3)	(314,091)

Estimate of consideration expected to be transferred	$3,524,332

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

	CPA:17 – Global Historical	Pro Forma Adjustments		Fair Value of CPA:17 – Global Assets Acquired and Liabilities Assumed
Assets
Land, buildings and improvements – operating leases	$2,760,620	$164,810	(4)	$2,925,430
Land, buildings and improvements – operating properties	348,710	45,903	(4)	394,613
Net investments in direct financing leases	501,539	134,976	(4)	636,515
In-place lease and other intangible assets	636,127	250,366	(4)	886,493
Above-market rent intangible assets	96,656	202,838	(4)	299,494
Accumulated depreciation and amortization	(672,274)	672,274	(4)	—
Equity investments in real estate	397,896	(229,291)	(3)	244,348
		75,743	(4)
Assets held for sale, net	3,189	—	(5)	3,189
Cash and cash equivalents	90,994	—	(5)	90,994
Other assets, net	306,463	(100,010)	(6)	206,453

Total assets	4,469,920	1,217,609		5,687,529
Liabilities
Non-recourse mortgages, net	1,811,822	74,199	(4)	1,886,021
Senior Credit Facility, net	85,974	19	(4)	85,993
Accounts payable, accrued expenses and other liabilities	130,314	915	(7)	131,229
Below-market rent and other intangible liabilities, net	58,960	78,445	(4)	137,405
Deferred income taxes	26,983	52,725	(10)	79,708
Due to affiliates	9,510	(9,510)	(8)	—
Distributions payable	57,349	(2,621)	(8)	54,728

Total liabilities	2,180,912	194,172		2,375,084

Total identifiable net assets	2,289,008	1,023,437		3,312,445
Noncontrolling interests	(106,010)	101,062	(3)(4)	(4,948)
Goodwill	304	216,531	(9)	216,835

Estimate of consideration expected to be transferred	$2,183,302	$1,341,030		$3,524,332

(1)
Prior to the Merger, W. P. Carey held an equity interest in CPA:17 – Global of 4.57% as well as its 0.009% interest in the General Partnership of CPA:17 – Global, which had carrying values of $133.8 million and $0 million, respectively, on W. P. Carey's historical balance sheet. The pro forma adjustment reflects the acquisition of a controlling interest resulting in a net gain of $24.9 million.

(2)
Prior to the Merger, W. P. Carey had noncontrolling interests accounted for as equity method investments in five joint ventures and one tenancy-in-common that were co-owned by CPA:17 – Global. The pro forma adjustment eliminates the historical

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

  carrying value of W. P. Carey's prior interests of $123.4 million, resulting in a net gain of $26.2 million.

(3)
Prior to the Merger, W. P. Carey had controlling interests accounted for as consolidated investments in six less-than-wholly-owned joint ventures that were co-owned by CPA:17 – Global. The pro forma adjustment eliminates the historical carrying value of CPA:17 – Global's equity interest in all of its joint ventures with W. P. Carey of $229.3 million. Additionally, the pro forma adjustment eliminates the historical carrying value of the noncontrolling interests related to these wholly-owned investments of $211.5 million, resulting in a reduction of additional paid-in capital of $102.6 million. Prior to the Merger, CPA:17 – Global had controlling interests accounted for as consolidated investments in five less-than-wholly-owned joint ventures that were co-owned by W. P. Carey. The pro forma adjustment eliminates the historical carrying value of the noncontrolling interests related to these wholly-owned investments of $99.5 million. Additionally, the pro forma adjustment reflects adjustments of $1.5 million to reduce the carrying value of CPA:17 – Global's two remaining noncontrolling interests for joint ventures that are co-owned by third parties to their fair value.

(4)
The pro forma adjustment reflects adjustments to record assets acquired and liabilities assumed at their estimated fair values.

The value of the In-place lease and other intangible assets (including ground lease assets) increased by $250.4 million, which is primarily due to an increase in the estimated costs associated with re-leasing properties, including higher leasing commissions necessary in the market in order to help attract tenants, and generally a longer time period in which to lease/re-lease a property. The value of the Above-market lease intangible assets has increased by $202.8 million. While the majority of CPA:17 – Global's leases have not "reset" to current market rates since the property acquisition, contract lease payments have increased due to rent escalation clauses contained in the leases. This has resulted in a larger difference between market rates and current contractual rates than at the time of acquisition of the property by CPA:17 – Global.

The acquired Intangible liabilities (including ground lease liabilities) increased by $78.4 million and are related primarily to Below-market lease intangible liabilities. There are a number of factors that contribute to the increase in Below-market lease intangibles, such as (i) leases in the portfolio which have "reset" to market since their initial acquisition by CPA:17 – Global (e.g., tenants have exercised fair market rent renewal options or there has been a lease restructuring) and are now below market, due to increases in market rent that have outpaced the contractual rent increases, or (ii) properties that are located in markets where the market has seen rent appreciation for the specific property type owned by CPA:17 – Global (e.g., industrial, office, etc.) above the contractual rent steps contained in the CPA:17 – Global leases.

(5)
The historical carrying value of this item approximates fair value, and therefore, there was no pro forma adjustment required.

(6)
The pro forma adjustment of $98.0 million in Other assets primarily includes elimination of unamortized straight-line rents of $104.2 million, partially offset by a net increase of $6.2 million related to miscellaneous immaterial adjustments. Additionally, the $2.0 million reduction of deferred income tax assets discussed in (10) below is reflected in Other assets.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

(7)
The pro forma adjustment in Accounts payable, accrued expenses and other liabilities of $1.6 million represents the elimination of CPA:17 – Global deferred straight-line rent liabilities, offset by the assumption of $2.5 million of accounts payable and deferred rental income discussed below (Note J).

(8)
The pro forma adjustment eliminates intercompany amounts between CPA:17 – Global and W. P. Carey, as all such amounts would have been eliminated in consolidation upon consummation of the Merger.

(9)
The resulting pro forma Goodwill of $216.8 million reflects the difference between the total consideration and the estimated fair value of the assets acquired and liabilities assumed. The amount of goodwill is subject to change based on the preliminary nature of the fair value estimates for the assets acquired and liabilities assumed. An increase/decrease of 1% in the share price of W. P. Carey would increase/decrease the total consideration by $35.3 million, which would be reflected in these unaudited pro forma combined financial statements as an increase or decrease to goodwill.

(10)
For those properties subject to income taxes in foreign jurisdictions or in our U.S. taxable REIT subsidiaries, we recognized a reduction of deferred income tax assets of $2.0 million and an increase in our deferred income tax liabilities of $47.5 million, representing the tax effect of the difference between the tax basis carried over and the fair value of the tangible and intangible assets recorded at the date of acquisition.
B.
The pro forma adjustment reflects the elimination of CPA:17 – Global's acquired equity.

C.
In connection with the merger, CPA:17 – Global's credit facility will be paid in full and terminated at closing. The pro forma adjustment reflects the paydown of CPA:17 – Global outstanding borrowings and new borrowings under the W. P. Carey credit facility. The impact on interest rates of this pay-down is not deemed material.

D.
Rental income – Reflects a pro forma net decrease in Rental income of $5.4 million and $23.0 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, due to purchase accounting adjustments to reflect the amortization of acquired intangibles, described below, for leases that have rents above or below market rates and the reevaluation of acquired straight-line rents.

In connection with the acquisition of the properties subject to leases, $299.5 million of the purchase price has been allocated to reflect the value attributable to the assumption of leases with rents in excess of market rates at acquisition. The intangible assets related to the assumption of these above-market leases are amortized as a reduction to rental income, using the straight-line method, over the remaining terms of the applicable leases, which range from one to 44 years with a weighted-average life of 12.4 years. Additionally, $137.4 million of the purchase price has been allocated as Below-market rent intangibles to reflect the value attributable to the assumption of leases with rents that are below market rates at acquisition. Below-market rent is amortized as an increase to rental income over the remaining initial, non-cancellable terms of the applicable leases. Their terms range from two to 49 years with a weighted-average life of 12.3 years.

E.
Interest income from direct financing leases – Reflects a pro forma adjustment of $4.4 million and $8.7 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, to recognize a reduction of interest income from acquired direct financing leases.

F.
Depreciation and amortization – Reflects a pro forma adjustment of $18.9 million and $36.6 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, for

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

  the change in Depreciation and amortization of acquired tangible assets (buildings and site improvements) and in-place leases representing the difference between the estimated fair value and acquired carrying values. Included in these amounts are depreciation and amortization related to operation of the tenancy-in-common interest discussed below (Note J). Buildings and site improvements are depreciated over the remaining useful life ranging from 10 to 40 years. In-place lease values are amortized over the remaining, non-cancellable terms of the applicable leases, which range from one to 49 years.

Property expenses – Reflects a pro forma adjustment of $0.2 million and $0.4 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, for the net amortization of acquired above and below market ground lease intangibles of $3.0 million and $20.6 million, respectively. Above/below market ground lease values are amortized over the remaining initial, non-cancellable terms of the applicable leases, which range from one to 99 years.

G.
Interest expense – Reflects a pro forma adjustment to record a decrease in Interest expense of $3.6 million and $7.9 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, related to the fair value adjustment of the assumed mortgage notes payable being amortized over the remaining terms of the notes.

H.
Equity in earnings of equity method investments in the Managed Programs and real estate – Reflects pro forma adjustments (i) to reverse equity income recorded in W. P. Carey's historical statements of income related to real estate investments consolidated in the Merger (including the tenancy-in-common investment described in Note J), as well as equity earnings recorded in CPA:17 – Global's historical statements related to real estate investments consolidated by W. P. Carey prior to the Merger, totaling $15.8 million and $26.7 million, (ii) to reflect the amortization of basis differences related to the change in fair value of equity method investments formerly held by CPA:17 – Global of $1.7 million and $3.4 million, and (iii) to reflect the reversal of equity income from CPA:17 – Global included in the historical statements of income for W. P. Carey of $13.1 million and $29.2 million, for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively.

I.
Reflects adjustments to eliminate activities between W. P. Carey and CPA:17 – Global included in the respective historical financial statements, as all such revenues, expenses and interests would have been eliminated in consolidation had the Merger occurred on January 1, 2017. These pro forma adjustments for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, comprise (i) the reversal of Asset management fee revenue of $15.0 million and $29.4 million, respectively, Structuring revenues of $0.2 million and $9.1 million, respectively, and related interest on deferred structuring fees of $0.1 million and $0.3 million, respectively earned by W. P. Carey from CPA:17 – Global, (ii) the reversal of Reimbursed costs from affiliates of $3.6 million and $9.8 million, respectively, related to costs formerly charged by W. P. Carey to CPA:17 – Global, (iii) a reversal of Reimbursable costs included in operating expenses corresponding to the prior adjustment in the amounts of $3.6 million and $9.8 million, respectively, and (iv) the reversal of Property expenses of $15.0 million and $29.4 million, respectively, representing the Asset management fees paid by CPA:17 – Global described above.

Additional pro forma adjustments to General and administrative expenses reflect the reversal of $1.5 million and $3.3 million of recurring fees and expenses that were included in the historical financial statements of CPA:17 – Global for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, which will be eliminated as a result of the merger.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

The pro forma adjustments also reflect the reversal of Other expenses associated with the Merger of $5.5 million and $0.6 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively.

J.
Reflects the operations of a tenancy-in-common interest previously reflected by each of W. P. Carey and CPA:17 – Global as income from equity investments in real estate. The tenancy-in-common will be consolidated by W. P. Carey at the time of merger. The pro forma adjustment comprises primarily (i) increases in Rental income of $6.6 million and $12.0 million, (ii) an increase in Interest expense of $1.2 million and $2.2 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, (iii) an income tax benefit of $0.8 million and $1.0 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively and (iv) the consolidation of a $5.2 million deferred income tax liability and $2.5 million of accounts payable and deferred rental income as of June 30, 2018. Depreciation and amortization related to this investment is included in the adjustment above (Note F). Equity in earnings of equity method investments in the Managed Programs and real estate related to this investment is included in the adjustment above (Note H).

K.
Benefit from (provision) for income taxes – As a result of the Merger, Asset management revenue and certain other taxable revenues of W. P. Carey have been eliminated (Note I). The pro forma adjustment for an income tax benefit of $2.1 million and $7.1 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively, reflects the income tax impact related to the elimination of these transactions. The pro forma adjustment for an income tax expense of $0.2 million and an income tax benefit of $1.1 million primarily reflects the income tax impact on pro forma adjustments based on an applicable foreign statutory tax rate in effect during the six months ended June 30, 2018 and the year ended December 31, 2017, respectively. The tax rates utilized represent the applicable tax rates that were enacted as of the last day of the reporting period.

The $8.4 million adjustment to distributions in excess of accumulated earnings on the pro forma balance sheet reflects the tax expense primarily related to the recognition of deferred revenue due to the accelerated vesting of restricted shares previously issued by CPA:17 – Global for asset management fees, and the establishment of a partial valuation allowance on the deferred tax assets of Carey Asset Management Corp, due to the elimination of revenue related to fees paid by CPA:17 – Global to Carey Asset Management Corp. as of June 30, 2018.

Not reflected in the pro forma financial statements above are expected transfer taxes resulting from the Merger which W. P. Carey currently estimates to be in the range of $23 million – $38 million.

L.
Net income attributable to noncontrolling interests – Reflects the change in the proportional share of the operations as of the date of the Merger and the difference between the fair value and acquired carrying value of the underlying net assets in acquired noncontrolling interests.

M.
Earnings per share – Basic and diluted pro forma earnings per share reflect the additional shares expected to be issued as part of the Merger, which are deemed to be outstanding as of January 1,

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

  2017 for the pro forma basic and diluted earnings per share calculation. Thus, the pro forma outstanding shares are calculated as follows:

	Historical
		Pro Forma Adjustments
	W. P. Carey		Pro Forma
For the six months ended June 30, 2018
Basic	108,058,671	53,861,327	161,919,998
Diluted	108,243,063	53,861,327	162,104,390
For the year ended December 31, 2017
Basic	107,824,738	53,861,327	161,686,065
Diluted	108,035,971	53,861,327	161,897,298

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  Exhibit 99.3
W. P. CAREY UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET As of June 30, 2018 (in thousands)
W. P. CAREY UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME For the Six Months Ended June 30, 2018 (in thousands, except share and per share amounts)
W. P. CAREY UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME For the Year Ended December 31, 2017 (in thousands, except share and per share amounts)
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION